May 4, 2017

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Cantabio Pharmaceuticals Inc.
Registration Statement on Form S-1 (File No. 333-216370)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Cantabio Pharmaceuticals Inc., a corporation organized under the laws of the State of Delaware (the “Registrant”), hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-216370), together with all exhibits and the amendments thereto (the “Registration Statement”).

The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2017. The Registrant is withdrawing the Registration Statement in response to initial comments received from the Staff of the Securities and Exchange Commission.  The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement and all activity regarding the proposed public offering has been discontinued. The Registrant hereby informs the Staff that it may undertake a subsequent private offering in reliance on the safe harbor set forth in Rule 155(c) promulgated under the Act.

The Registrant also requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.  If you have any questions regarding this application for withdrawal, please contact William Rosenstadt, Counsel to the Registrant, at (212) 588-0022.

Very truly yours,

By:	/s/ Gergely Toth
Name:	Gergely Toth
Title:	President